Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: October 21, 2002

ALTANA Aktiengesellschaft

(Translation of registrant’s name into English)

Seedammweg 55

D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

-	Information about the re-purchase and re-sale of ALTANA shares to the New York Stock Exchange

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated:	October 21, 2002	By:	/s/ Hermann Küllmer

Name: Dr. Hermann Küllmer
Title: Chief Financial Officer and Member of the Management Board

/s/ Rudolf Pietzke

Name: Dr. Rudolf Pietzke
Title: General Counsel

By Telefax-No. 001-212-656-2016
and by Mail

Mr. Georges Ugeux
Group Executive Vice President
New York Stock Exchange, Inc.
International Listings
20 Broad Street, 13th Floor
New York, New York 10005
U.S.A.

October 10, 2002
Dr. Ple/wa

ALTANA Aktiengesellschaft

Dear Mr. Ugeux,

In accordance with Section 204.33 of the NYSE Listed Company Manual we hereby submit information about the re-purchase and re-sale of ALTANA shares by ALTANA AG during the third quarter of 2002.

Shares have been re-purchased and re-sold exclusively in transactions executed on the Frankfurt Stock Exchange.

-	Number of treasury shares held by ALTANA AG as per June 30, 2002:	4,256,600

-	Number of shares re-purchased from July 1 to September 30, 2002:	222,805

-	Number of shares disposed of from July 1 to September 30, 2002:	316,190

-	Number of treasury shares held by ALTANA AG on September 30, 2002:	4,163,215

With kind regards,
ALTANA AG

/s/ Klaus Malkomes	/s/ Rudolf Pietzke

Klaus Malkomes	Dr. Rudolf Pietzke